                                                                     EXHIBIT 4.8



                                LOAN AGREEMENT

                                by and between

                              FLEET BANK OF MAINE

                                      and

                             CONTROL DEVICES, INC.

                          Dated as of October 8, 1996

                               TABLE OF CONTENTS



 1.  LINE OF CREDIT.........................................................   1

 2.  BORROWER'S REPRESENTATIONS AND WARRANTIES..............................   5

 3.  BANK'S REPORTS.........................................................   8

 4.  SET OFF; EXPENSES......................................................   8

 5.  BORROWER'S REPORTS.....................................................   9

 6.  GENERAL AGREEMENTS OF BORROWER.........................................  10

 7.  BORROWER'S NEGATIVE COVENANTS..........................................  13

 8.  DEFAULT................................................................  15

 9.  JURY TRIAL WAIVER......................................................  18

10.  CONSENT TO JURISDICTION................................................  19

11.  TERMINATION AND EXPIRATION NOT TO AFFECT BANK'S RIGHTS.................  19

12.  ADDRESSES FOR NOTICES, ETC.............................................  19

13.  MISCELLANEOUS..........................................................  21



SCHEDULES

                              FLEET BANK OF MAINE

                                LOAN AGREEMENT

                                                                 Portland, Maine
                                                     Dated as of October 8, 1996


     This LOAN AGREEMENT, dated as of October 8, 1996, between CONTROL DEVICES, INC., an Indiana corporation with its principal place of business in Standish, Maine (the "Borrower"), and FLEET BANK OF MAINE, its successors and assigns (the "Bank");

                             W I T N E S S E T H:
                             --------------------

     WHEREAS, the Borrower desires to obtain a loan for acquisition financing and working capital; and

     WHEREAS, the Bank is willing to make a line of credit available to the Borrower for such purposes;

     NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:


1.   LINE OF CREDIT.
     --------------

     (a) Line of Credit: Subject to the terms and provisions of this Agreement, Bank hereby establishes a line of credit in Borrower's favor in the principal amount of up to Fifteen Million Dollars ($15,000,000)(the "Line of Credit"). The Line of Credit shall become available on the date that Borrower completes the initial public offering of its stock (the "IPO"), and shall be used in part by Borrower to pay in full its existing secured indebtedness on that date, and will be available, subject to the terms hereof, until September 30, 1998, when the Line of Credit, if not previously extended in writing by Bank, shall be terminated and all amounts outstanding thereunder shall be paid in full. Notwithstanding the foregoing, if the IPO has not occurred on or before December 30, 1996, then the Bank shall have the right to terminate this Agreement.

     (b) Purposes: Borrower shall use loan proceeds for repayment of its existing secured indebtedness, for acquiring other businesses and/or assets, for general working capital purposes, the issuance of letters of credit and for no other purposes.

     (c) Minimum Advance: Borrower agrees that any request for advances under this Line of Credit shall be at least $25,000.

     (d)  Interest Rate Options.
          ---------------------

          (i) The Borrower shall elect from time to time to have the interest rate applicable to one or more advances hereunder be the Prime Rate, the Cost of Funds Rate or the LIBOR Rate, or to convert any outstanding Loan to a Loan of another Type, provided that (i) with respect to any such election, or conversion of a Loan of one Type into a Loan of another Type, such conversion shall only be made on the last day of the applicable Interest Period; and (ii) no such election of a LIBOR Loan or conversion to a LIBOR Loan may be made when any Event of Default has occurred and is continuing. All or any part of an outstanding Loan of any Type may be converted as provided herein, provided that partial conversions shall be in an aggregate principal amount of $25,000 or an integral multiple of $25,000 in excess thereof. Each request relating to a Loan shall be irrevocable by the Borrower.

          (ii) Any Loans of any Type may be continued as such upon the expiration of an Interest Period with respect thereto by compliance by the Borrower with the notice provisions contained in Section 1(d)(i); provided that no Cost of Funds Loan may be continued as such when any Event of Default has occurred and is continuing, but shall be automatically converted to a Prime Rate Loan on the last day of the Interest Period relating thereto.

          (iii) In the event that the Borrower does not notify the Bank of its election hereunder with respect to any Loan, such Loan shall be automatically converted to a Prime Rate Loan at the end of the applicable Interest Period.

          (iv) All interest on Loans shall be paid at the end of the applicable Interest Period, except that for Loans having an Interest Period of less than thirty (30) days interest shall be paid monthly. All interest will be based on the actual days outstanding over a 360-day year.

     (e) Prepayment of Loans. The Borrower shall have the right at any time to prepay any Loan on or before the expiration of the applicable Interest Period, as a whole or in part, upon prior written notice to the Bank, provided that such prepayment shall be accompanied by (a) accrued interest through the date of prepayment, and (b), unless such loan is a Prime Rate Loan, an amount calculated in accordance with the Yield Maintenance Formula. Such optional prepayment privilege is in addition to, and not in substitution of, any repayment of principal required or otherwise contemplated under this Agreement. Any payment of a Loan that occurs prior to the expiration of the applicable Interest Period shall be accompanied by an amount calculated in accordance with the Yield Maintenance Formula whether such payment is payable because of default or otherwise.

     (f) Loan Request Procedure. The Borrower may request Loans hereunder on any Business Day, provided there is then no Event of Default hereunder; and further provided that Debtor shall give Bank irrevocable written or telephonic notice (which notice must be received by Bank prior to 2:00 p.m. Portland, Maine time) on such Business Day specifying: (i) the amount to be borrowed, (ii) the requested borrowing date, (iii) whether the borrowing is to be a Prime Rate Loan, a Cost of Funds Loan, a LIBOR Loan or a combination thereof (and if so, in what proportions), and (iv) for any Cost of Funds Loan or LIBOR Loan, the length of the Interest Period. If Borrower's request fails to specify whether a request is for a Prime Rate Loan, a Cost of Funds Loan or a LIBOR Loan, it shall be deemed a request for a Prime Rate Loan. If Debtor fails to request the maintenance of an existing Cost of Funds Loan or LIBOR Loan prior to the end of the Interest Period for such Loan, in either case in accordance with the procedure set forth herein, then the Borrower shall be deemed to have requested that such Loan be converted into a Prime Rate Loan.

     (g) Definitions. The following terms used herein, and in any notes or other documents relating thereto, shall have the following meanings:

     "Business Day" means any day other than a Saturday, Sunday or legal holiday on which banks in Portland, Maine and Boston, Massachusetts are open for the conduct of a substantial part of their commercial banking business. With respect to any LIBOR Loan, a day shall not be a Business Day unless it is also a day on which banks in London are open for commercial banking business.

     "Cost of Funds" means the annual rate of interest determined by Bank as of the first Business Day of an advance based on Bank's cost of funds for the Interest Period to which such determination relates.

     "Cost of Funds Loans" means any Loans for which the interest rate is the Cost of Funds Rate.

     "Cost of Funds Rate" means a fixed annual rate of interest equal to Cost of Funds plus One and One Half Percent (1.50%) per annum.

     "Interest Period" means (i) in the event that interest is calculated at the Cost of Funds Rate, the Interest Period shall be a period commencing on the date so designated by the Borrower in its irrevocable written or telephonic notice to Bank and ending from one to thirty days thereafter, as the Borrower may elect in such notice pursuant to subsection 1(f) and (ii) in the event that interest is calculated at the LIBOR Rate, the Interest Period shall be a period commencing on the date so designated by the Borrower in its irrevocable notice to Bank and ending thirty, sixty, ninety or one hundred eighty days thereafter, as the Borrower may elect in such notice pursuant to subsection 1(f); provided that:

          (a) any Interest Period that would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

          (b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

          (c) no Interest Period may extend beyond the final due date of the Line of Credit.

     "LIBOR Loan" means any Loans for which the interest rate is the LIBOR Rate.

     "LIBOR Rate" means, for each Interest Period for a LIBOR Loan, (i) the rate of interest per annum at which U.S. Dollar deposits of a principal amount substantially similar to the principal amount of the LIBOR Loan to be outstanding during such Interest Period, for value and delivery on the first day of such Interest Period and for a period equal to such Interest Period, are offered by the Bank, in the London interbank market, as conclusively determined in good faith by the Bank, plus (ii) One and One Half Percent (1.50%) per annum.

     "Loan" means a loan, sometimes referred to herein as an advance, made to the Borrower by the Bank pursuant to Section 1 of this Agreement, and "Loans" means all of such loans, collectively.

     "Prime Rate" means the rate of interest adopted by Fleet Bank of Maine as its reference rate for the determination of interest rates for loans of varying maturities in U.S. Dollars to U.S. residents of varying degrees of creditworthiness and being quoted at such time by Fleet Bank of Maine as its "prime rate" or "base rate" of interest for commercial loans.

     "Prime Rate Loan" means any Loan for which the interest rate is the Prime Rate.

     "Tangible net worth" shall mean, as of any date, the amount of shareholders' equity as shown on the financial statements of the Borrower at such date, prepared in accordance with GAAP.

     "Type" means, with respect to Loans, its nature as a Prime Rate Loan, a Cost of Funds Loan or a LIBOR Loan.

     "Yield Maintenance Formula" shall be calculated as follows: The published rate of United States Treasury Notes or Bills (Bills on a discounted basis shall be converted to a bond equivalent) (as published weekly in the Federal Reserve Statistical Release in the issue of such publication most recently preceding the date of prepayment) with a maturity date that is the same as, or is the nearest date subsequent to, the last day of the Interest Period for the Loan being prepaid, shall be subtracted from the annual rate of interest applicable to such Loan. If the result is zero or a negative number, there shall be no additional amount due. If the result is a positive number, then the resulting percentage shall be multiplied by the amount of the principal balance being prepaid. The resulting amount will be divided by 360 and multiplied by the number of days remaining until the end of the applicable Interest Period. Said amount shall be reduced to present value, calculated by using the above referenced applicable United States Treasury Note or Bill rate and the number of days remaining between the date of the prepayment and the end of the applicable Interest Period.

     2. BORROWER'S REPRESENTATIONS AND WARRANTIES. Borrower represents and warrants that:

     (a) Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana and shall hereafter remain as such and is duly qualified and in good standing in every other jurisdiction in which it is doing business other than any jurisdiction where the failure to so qualify will not have a material adverse effect on its financial condition, business or prospects, which other jurisdictions are listed on Schedule A, annexed hereto, and shall hereafter remain duly qualified and in good standing in every other jurisdiction in which, by reason of the nature or location of its assets or operations, such qualification may be necessary. Borrower has identified on Schedule B, annexed hereto, all of its subsidiaries and their respective jurisdictions of organization, addresses and the percentage of ownership. Each of Borrower's subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and shall hereafter remain in good standing as a corporation in that jurisdiction, and is duly qualified and in good standing, and shall hereafter so remain, in every other jurisdiction in which it is doing business other than any jurisdictions where the failure to so qualify will not have a material adverse effect on its financial condition, business or prospects, which other jurisdictions are listed on Schedule B, annexed hereto. None of Borrower's subsidiaries has any subsidiaries.

     (b) Borrower's exact legal name is as set forth in this Agreement and Borrower will not undertake or commit to undertake any act which will result in a change of Borrower's legal name, without giving Bank at least thirty (30) days' prior written notice of the same. Borrower does not conduct business under any other name, and will not do so without giving Bank at least thirty
(30) days' prior written notice of the same.

     (c) The execution, delivery and performance of this Agreement, and of any other documents executed in connection herewith, are within Borrower's legal powers, have been duly authorized, are not in contravention of law or the terms of Borrower's articles of incorporation or other organizational papers, or of any indenture, agreement or undertaking to which Borrower is a party or by which it or any of its properties may be bound.

     (d) Borrower owns all of the assets reflected in its most recent financial statements provided to Bank, except assets sold or otherwise disposed of in the ordinary course of business since the date thereof, and such assets together with any assets acquired since such date, are free and clear of any lien, pledge, security interest, charge, mortgage or encumbrance of any nature whatsoever, except only (i) the liens, security interests and other encumbrances listed on Schedule C annexed hereto, (ii) those leases (if any) set forth on Schedule D annexed hereto, (iii) liens on assets acquired through Borrower's acquisition of equity or assets of another entity (so long as such liens existed on such assets prior to Borrower's acquisition and so long as such liens extend to no other property), (iv) landlords', carriers', warehousemen's, mechanics' and other similar liens arising by operation of law in the ordinary course of Borrower's business; (v) liens arising out of pledge or deposits under worker's compensation, unemployment insurance, old age pension, social security, retirement benefits or other similar legislation; (vi) purchase money liens arising in the ordinary course of business (so long as (i) the indebtedness secured thereby does not exceed the lesser of the cost or fair market value of the property subject thereto, (ii) such lien extends to no other property and
(iii) the aggregate principal amount secured by purchase money liens does not at any time exceed $1,000,000; and (vi) liens and security interests in favor of Bank or consented to in writing by Bank (collectively, the "Permitted Liens").

     (e) Borrower has made or filed all tax returns, reports and declarations relating to any material tax liability required by any jurisdiction to which it is subject; has paid all taxes shown or determined to be due thereon except those being diligently contested in good faith and which it has, prior to the date of such contest, identified in writing to Bank as being contested; and has made adequate provision for the payment of all taxes so contested.

     (f) Borrower, except as set forth in Schedule E, (i) is subject to no charter or other legal restriction, or any judgment, award, decree, order, governmental rule or regulation or contractual restriction which could have a material adverse effect on its financial condition, business or prospects, and
(ii),, is in compliance with its charter, all contractual requirements by which it or any of its properties may be bound and all applicable laws, rules and regulations (including without limitation those relating to environmental protection) other than laws, rules or regulations (i) the validity or applicability of which it is diligently contesting in good faith and which it has, prior to the date of such contest, identified in writing to Bank as being contested, or (ii) the failure to comply with which cannot reasonably be expected to materially adversely affect its financial condition, business or prospects.

     (g) There is no action, suit, proceeding or investigation pending or, to its knowledge, threatened against or affecting Borrower or any of its assets which, if determined adversely to it, would or could have a material adverse effect on its financial condition, business or prospects, except as set forth on Schedule E.

     (h) Borrower is in compliance with ERISA with respect to any Plan; no Reportable Event has occurred and is continuing with respect to any Plan; and it has met its minimum funding requirements with respect to all Plans. The word "Plan" as used in this Agreement means any employee plan subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") maintained for employees of Borrower, any subsidiary of Borrower or any other trade or business under common control with Borrower within the meaning of
Section 414(c) of the Internal Revenue Code of 1986, as amended, or any regulations thereunder.

     (i) Borrower has all permits, licenses and approvals materially necessary to the operation of its business, and all of such items are final and in full force and effect and none of such items are being challenged by any legal, administrative or governmental action.

     3. BANK'S REPORTS. After the end of each month, Bank will render to Borrower a statement of Borrower's loan account with Bank hereunder, showing all applicable credits and debits. Each statement shall be considered correct and to have been accepted by Borrower and shall be conclusively binding upon Borrower in respect of all charges, debits and credits of whatsoever nature contained therein, and the closing balance shown therein, unless Borrower notifies Bank in writing of any discrepancy within thirty (30) days from the mailing by Bank to Borrower of any such monthly statement or unless such statement is patently incorrect.

     4.   SET OFF; EXPENSES.

     (a) Any and all deposits (whether demand or time deposits) and other sums at any time credited by or due from Bank to Borrower shall at all times constitute additional security for all amounts due to Bank by Borrower hereunder (the "Obligations") and may be set off against any Obligations at any time whether other security held by Bank is considered by Bank to be adequate. Bank shall be entitled to presume, in the absence of clear and specific written notice to the contrary hereafter provided by Borrower to Bank, that any and all deposits maintained by Borrower with Bank are general accounts as to which no person or entity other than Borrower has any legal or equitable interest whatsoever.

     (b) Borrower shall pay to Bank on demand any and all reasonable counsel fees and other expenses incurred by Bank in connection with the preparation, interpretation, enforcement, administration or amendment of this Agreement or of any documents relating hereto, and any and all expenses, including, but not limited to, all attorneys' fees and expenses, and all other expenses of like or unlike nature which may be expended by Bank to obtain or enforce payment of any of the Obligations or in the prosecution or defense of any action or concerning any matter growing out of or connected with the subject matter of this Agreement, the Obligations or any of Bank's rights or interests therein or thereto, including, without limiting the generality of the foregoing, any reasonable counsel fees or expenses incurred in any bankruptcy or insolvency proceedings and all costs and expenses incurred by Bank in connection with the defense, settlement or satisfaction of any action, claim or demand asserted against Bank in connection with the debt secured hereby (except to the extent of Bank's willful misconduct or gross negligence).

     5.   BORROWER'S REPORTS.

     (a) Borrower shall deliver to Bank all documents listed below, as frequently as indicated below, or at such other times as Bank may request, and all other documents and information requested by Bank, whether or not the same are listed below, with such frequency as Bank may request:

Document                                    Frequency Due
--------                                    -------------

Management prepared quarterly               Quarterly, within forty-five
interim financial statements                days after the end of each
(including a balance sheet,                 fiscal quarter
income statement and statement of cash
flows) and an officer's compliance
certificate, in each case in form
satisfactory to Bank

Annual audited financial                    Annually, within 120 days
statements from Arthur Anderson,            after year-end
L.L.P., or another firm of
certified public accountants
acceptable to Bank (the "Acceptable
Accounts") with comparable information
from the prior year

Management prepared annual                  Annually, within sixty days
projections                                 prior to the commencement of the
                                            year to which the projections relate

Filings made with the Securities            Simultaneously with submission
Exchange Commission or other                to regulators
securities regulators

     (b) Borrower's quarterly financials shall be prepared in accordance with generally accepted accounting principles consistently applied, and certified by the chief financial officer of Borrower (subject to year end adjustment).

     (c) Borrower's annual financial reports shall be prepared in accordance with generally accepted accounting principles consistently applied, accompanied by an opinion thereon acceptable to Bank by Acceptable Accountants and with such independent public accountant's statement that they have reviewed the provisions of this Agreement and that they have no knowledge of any event or condition which constitutes an Event of Default or which, after notice or expiration of any applicable grace period or both, would constitute such an Event of Default or, if they have such knowledge, specifying the nature and period of existence thereof, provided, however, that in issuing such statement, such accountants shall not be required to go beyond normal procedures conducted in connection with their review.

     (d) In addition to the foregoing, Borrower shall provide Bank promptly with such other and additional information concerning Borrower, the operation of Borrower's business, and Borrower's financial condition, including financial reports and statements, as Bank may from time to time reasonably request from Borrower in writing. All financial information provided to Bank by Borrower shall be prepared in accordance with generally accepted accounting applied consistently in the preparation thereof and consistently with prior periods to fairly reflect the financial condition of Borrower at the close of, and its results of operations for, the periods in question.

     6.   GENERAL AGREEMENTS OF BORROWER.

     (a) Borrower agrees to keep all its assets insured with coverage and in amounts not less than that usually carried by one engaged in a like business and in any event not less than that reasonably required by Bank. In addition, Borrower shall maintain appropriate liability insurance and all insurance required by law, including any necessary workers' compensation insurance. All insurance required hereunder shall be provided by insurance companies qualified to do business in Maine, selected by Borrower and reasonably satisfactory to Bank, shall be in such form and in such amounts as Bank may reasonably require and, without limiting the foregoing, shall provide that such insurance shall not be canceled or modified without at least thirty (30) days prior notice to the Bank.

     (b) Borrower will maintain its due qualification and good standing and will obtain, or maintain, as the case may be, its qualification to do business in other jurisdictions where such qualification is necessary or desirable for Borrower or its business, unless the failure to do so would not have a material adverse effect on its financial condition, business or prospects and will cause each of its subsidiaries to so maintain their respective corporate existences in good standing and to obtain or maintain, as the case may be, their respective qualifications to do business in other jurisdictions where such qualification is necessary or desirable for such subsidiary or its business, unless the failure to do so would not have a material adverse effect on its financial condition, business or prospects and will, to the extent applicable to Borrower or its property or its business, and will cause each of its subsidiaries, to the extent applicable to such subsidiary's property or its business, comply with all material laws, ordinances and regulations of the United States, each state, each political subdivision thereof, and of each governmental authority.

     (c) Borrower will pay all real and personal property taxes, assessments and charges and all franchise, income, unemployment, old age benefits, withholding, sales and other taxes assessed against it, or payable by it at such times and in such manner as will prevent any interest or penalties from accruing and as will prevent any lien or charge from attaching to its property (except for such taxes, assessments and charges being contested by Borrower in good faith, prior written notice of such contest having been given to Bank).

     (d) Borrower will promptly pay when due all governmental and other taxes, charges and assessments (except for such taxes, assessments and charges being contested by Borrower in good faith, prior written notice of such contest having been given to Bank), and will, at the written request of Bank, promptly furnish Bank the receipted bills therefor.

     (e)  Except as disclosed in writing to Bank or set forth on Schedule E:

               (i) all facilities and property owned or leased by the Borrower have been, and continue to be, owned or leased by the Borrower in compliance with all environmental laws, except for such noncompliance as could not reasonably be expected to have a material adverse effect on the financial condition or operations of the Borrower;

               (ii) to the best of the Borrower's knowledge, there are no pending or threatened

                      (A) claims, complaints, notices or requests for information received by the Borrower with respect to any alleged violation of any environmental law, or

                      (B) complaints, notices or inquiries to the Borrower regarding potential liability under any environmental law which could reasonably be expected to have a material adverse effect on the financial condition or operations of the Borrower;

               (iii) to the best of the Borrower's knowledge, there have been no releases of hazardous materials at or on any property now or previously owned or leased by the Borrower that, singly or in the aggregate, have, or could reasonably be expected to have, a material adverse effect on the financial condition or operations of the Borrower;

               (iv) the Borrower has been issued and is in material compliance with all permits, certificates, approvals, licenses and other authorizations relating to environmental matters and necessary for its business;

               (v) no property now or previously owned or leased by the Borrower is listed or proposed for listing (with respect to owned property only) on the National Priorities List pursuant to CERCLA, on the CERCLIS or on any similar state list of sites requiring investigation or clean-up;

               (vi) to the best of the Borrower's knowledge, there are no underground storage tanks, active or abandoned, including petroleum storage tanks, on or under any property now or previously owned or leased by the Borrower that, singly or in the aggregate, have, or could reasonably be expected to have, a material adverse effect on the financial condition or operations of the Borrower;

               (vii) the Borrower has not directly transported or directly arranged for the transportation of any hazardous material to any location for which Borrower has received notice that such location is listed or proposed for listing on the National Priorities List pursuant to CERCLA, on the CERCLIS or on any similar state list or which is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against the Borrower for any remedial work, damage to natural resources or personal injury, including claims under CERCLA, except for any such claims which cannot reasonably be expected to have a material adverse effect on the financial condition or operations of the Borrower; and

               (viii) there are no polychlorinated biphenyls or friable asbestos present at any property now or previously owned or leased by the Borrower that, singly or in the aggregate, have, or may reasonably be expected to have, a material adverse effect on the financial condition or operations of the Borrower.


     (f) Borrower will, at its expense, upon the request of Bank promptly and duly execute and deliver such documents and assurances and take such actions as may be necessary or desirable in Bank's sole discretion in order to correct any defect, error or omission which may at any time be discovered in this Agreement or the documents related hereto, or to carry out more effectively the intent and purpose of this Agreement or to establish, perfect and protect Bank's rights and remedies created or intended to be created hereunder.

     (g) Borrower shall maintain its primary depositary accounts with Bank at all times during the term hereof. Borrower agrees to maintain average collected demand deposit compensating balances of at least $350,000 in its accounts with Bank at all times during the term hereof. The extension of credit evidenced by this Agreement is made in express reliance on Borrower's agreement to maintain such accounts and such compensating balances, and on Borrower's maintaining its primary commercial banking relationship with Bank, and, without limiting any other rights Bank may have, Bank shall have the right to terminate this Agreement if Borrower shall fail to maintain such accounts and such primary commercial banking relationship.

     (h) Borrower will obtain and maintain all permits, licenses and approvals materially necessary to the operation of its business.

     7.   BORROWER'S NEGATIVE COVENANTS. Borrower will not:

     (a) Minimum Tangible Net Worth: permit its tangible net worth, measured as of the end of each of Borrower's fiscal quarters, to be less than the greater of
(i) the net proceeds generated by Borrower's initial public offering and (ii) $15,000,000, as shown on Borrower's financial statements;

     (b) Debt to Worth: permit the aggregate amount of its liabilities to be more than the amount of its tangible net worth at the end of the quarter, as shown on Borrower's quarterly financial statements;

     (c) Cash Flow Coverage Ratio: permit its net income before interest, taxes, depreciation and amortization for any fiscal quarter ending on or after December 31, 1996, to be less than 1.5 times the amount of its interest expense and principal payments due or made in such fiscal quarter (excluding principal payments on the Line of Credit and on indebtedness to Massachusetts Mutual life Insurance Company and its affiliates that is repaid in connection with the IPO);

     (d) Liens: create, permit to be created or suffer to exist any lien, encumbrance or security interest of any kind upon any other property of Borrower, now owned or hereafter acquired, except for the Permitted Liens;

     (e) Loans: make any loans or advances to any individual, partnership, trust, corporation or other entity, including without limitation Borrower's directors, officers and employees, except (i) advances to officers or employees with respect to expenses incurred by them in the ordinary course of their duties which are properly reimbursable by Borrower (ii) loans to employees not exceeding $100,000 in aggregate principal amount at any given time and (iii) loans to employees, directors and/or officers not exceeding $500,000 in aggregate principal amount at any given time and which are advanced in connection with Borrower's IPO and are repaid within two weeks after the IPO;

     (f) Guarantees: assume, guarantee, endorse or otherwise become directly or contingently liable in respect of (including, without limitation, by way of agreement, contingent or otherwise, to purchase, provide funds to or otherwise invest in a debtor or otherwise to assure a creditor against loss), any liabilities (except guarantees by endorsement of instruments for deposit or collection in the ordinary course of business and guarantees in favor of Bank) of any individual, partnership trust, corporation, or other entity; provided, however, that Borrower and its subsidiaries may assume any of the foregoing if necessary to effectuate the acquisition of an equity position in, or some or all of the assets of, another entity, so long as such guarantee or contingent liability existed prior to such acquisition and the liability thereunder does not increase after such acquisition;

     (g) Investments: use any loan proceeds to purchase or carry any "margin stock" (as defined in Regulation U of the Board of Governors of the Federal Reserve System);

     (h) Subsidiaries: create any new subsidiaries or sell, transfer or otherwise dispose of any stock of any subsidiary of Borrower or permit any subsidiary to sell, assign, exchange or otherwise dispose of any material portion of its assets except in the ordinary course of business, without, in each case, providing prompt written notice thereof to Bank; or

     (i) Mergers, Consolidations or Sales: (a) merge or consolidate with or into any corporation or other entity, unless Borrower is the surviving entity;
(b) enter into any joint venture or partnership with any person, firm, corporation or other entity without the prior written consent of Bank; (c) convey, lease or sell all or any material portion of its property or assets or business to any other person, firm or corporation, except for (i) any sale of inventory in the ordinary course of its business and (ii) up to $10,000,000 in aggregate book value of assets in any fiscal year; or (d) convey, lease or sell any of its assets to any person, firm or corporation for less than the fair market value thereof;

     (j) Indebtedness for Borrowed Money: directly or indirectly, create, incur, assume, or otherwise become or remain liable, directly or indirectly, with respect to any indebtedness for borrowed money, other than:

          (i)    indebtedness to the Bank;

          (ii)   indebtedness assumed by Borrower in connection an acquisition;

          (iii)  indebtedness secured by a Permitted Lien;

          (iv) indebtedness owed to one or more subsidiaries not exceeding $300,000 in aggregate principal amount; and

          (v)    indebtedness expressly permitted hereunder.

     8. DEFAULT. Upon the occurrence of any one or more of the following Events of Default:

     (a) The execution of an assignment for the benefit of the creditors of Borrower, or the occurrence of any other voluntary or involuntary liquidation or extension of debt agreement for Borrower; the failure by Borrower to generally pay the debts of Borrower as they mature; adjudication of bankruptcy or insolvency relative to Borrower; the entry of an order for relief or similar order with respect to Borrower in any proceeding pursuant to Title 11 of the United States Code entitled "Bankruptcy" (commonly referred to as the Bankruptcy
Code) or any other federal bankruptcy law; the filing of any complaint, application, or petition by or against Borrower initiating any matter in which Borrower is or may be granted any relief from the debts of Borrower pursuant to any other insolvency statute or procedure, but if such filing is against Borrower by one or more third parties, only if Borrower shall fail to contest such filing actively or shall fail to cause it to be removed within sixty (60) days; the calling or sufferance of a meeting of creditors of Borrower; the meeting by Borrower of a formal or informal creditor's committee; the offering by or entering into by Borrower of any composition, extension or any other arrangement seeking relief or extension for the debts of Borrower, or the initiation of any other judicial or non-judicial proceeding or agreement by, against or including Borrower which seeks or intends to accomplish a reorganization or arrangement with creditors; or

     (b)  The termination of existence, dissolution, or liquidation of Borrower;
or

     (c) The ceasing or failure of this Agreement, at any time after its execution and delivery and for any reason, to be in full force and effect; or any determination or declaration that this Agreement is null and void; or the commencement or prosecution of any contest challenging the validity or enforceability hereof by Borrower; or any denial by Borrower that it has any further liability or obligation hereunder; or

     (d) The service of any process upon Bank seeking to attach by trustee process any funds of Borrower on deposit with Bank, if the aggregate of such attachments equals or exceeds $100,000 at any given time;

then the principal of and all interest on the loans then outstanding, and all other amounts due hereunder, shall become forthwith due and payable without presentment, demand, protest or notice of any kind, all of which Borrower hereby expressly waives.

     Upon the occurrence of any one or more of the following Events of Default (together with the Events of Default listed above, the "Events of Default" and individually an "Event of Default"):

     (e) The failure by Borrower promptly, punctually and faithfully to perform or to observe any term, covenant or agreement on its part to be performed or observed pursuant to the following provisions of this Agreement, or the inaccuracy of the representations and warranties included in the following provisions, as of the time given: Sections 2(b), 6(a), 6(b), 6(c) or 7; or

     (f) The determination by Bank that any material representation or warranty heretofore, now or hereafter made by Borrower to Bank, in any document, instrument or agreement was not materially true or accurate when given; or

     (g) The failure by Borrower to pay any amount due under this Agreement, and the continuation thereof for ten (10) days; or

     (h) The failure by Borrower promptly, punctually and faithfully to perform or to observe any material term, covenant or agreement on its part to be performed or observed pursuant to any provisions of this Agreement (other than as expressly set forth in this Section 8), and the continuance thereof for fifteen (15) days after notice of such default has been given; or

     (i) The occurrence of any event such that any indebtedness of Borrower in excess of $500,000 from any lender other than Bank could be accelerated, regardless of whether such acceleration has taken place; or

     (j) Any filing against or relating to Borrower of (i) a federal tax lien in favor of the United States of America or any political subdivision of the United States of America, or (ii) a state tax lien in favor of any state of the United States of America or any political subdivision of any such state, other than a lien for taxes not yet due and payable, unless, in either case, such filing is cleared or insured to Bank's satisfaction within ten (10) days of the date of such filing; or

     (k) The occurrence and continuation of any event of default under any agreement between Bank and Borrower or under any instrument or document given to Bank by Borrower, whether such agreement, instrument, or document now exists or hereafter arises (regardless of whether Bank has exercised any of its rights upon default under any such other agreement, instrument or document); or

     (l) The entry of any judgment against Borrower, which judgment is not satisfied or appealed from (with execution or similar process stayed) within forty-five (45) days of entry; or

     (m) The entry of any court order which enjoins, restrains or in any way prevents Borrower from conducting all or any substantial part of its business affairs in the ordinary course of business; or

     (n) The occurrence of any materially underinsured loss, theft, damage or destruction to any material asset(s) of Borrower; or

     (o) The existence or occurrence of any of the following events with respect to Borrower or any ERISA affiliate: (i) any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Internal Revenue Code) involving any Plan; (ii) any "reportable event" (as defined in Section 4043 of ERISA and the regulations issued under such Section) with respect to any Plan;
(iii) the filing under Section 4041 of ERISA of a notice of intent to terminate any Plan or the termination of any Plan; (iv) any event or circumstance which might constitute grounds entitling the Pension Benefit Guaranty Corporation ("PBGC") to institute proceedings under Section 4042 of ERISA for the termination of, or for the appointment of a trustee to administer, any Plan, or the institution by the PBGC of any such proceedings; or (v) any partial withdrawal under Section 4201 or 4204 of ERISA from a Multiemployer Plan; or any reorganization, insolvency, or termination of any Multiemployer Plan; and in each case above, such event or condition, together with all other events or conditions, if any, could in the opinion of Bank subject Borrower to any tax, penalty, or other liability to a Plan, a Multiemployer Plan, the PBGC, or otherwise;

then or at any time thereafter while such Event of Default described in Sections 8(e) through 8(o) is continuing, Bank may declare all indebtedness of Borrower hereunder due and payable, whereupon it shall become forthwith due and payable, without further presentment, demand, protest or notice of any kind, all of which Borrower hereby expressly waives.

     The occurrence of any such Event of Default shall also constitute, without notice or demand, a default under all other agreements between Bank and Borrower and under all instruments and documents given to Bank by Borrower, but only to the extent included within Obligations, whether such agreements, instruments, or documents now exist or hereafter arise.

     Upon the occurrence and continuation of any Event of Default, Bank may declare any and all obligations Bank may have hereunder to be canceled, may declare any or all Obligations of

Borrower to be due and payable, and may proceed to enforce payment of the Obligations and to exercise any and all of the rights and remedies afforded to Bank by the Uniform Commercial Code, under the terms of this Agreement, or otherwise. In addition, upon the occurrence and continuation of any Event of Default, if Bank proceeds to enforce payment of the Obligations, Bank may exercise all rights and remedies afforded to Bank under the Uniform Commercial Code, under the terms of this Agreement, or otherwise and all Obligations (including, without limitation, principal, interest accrued to the time of demand on the Obligations, or upon the entry of any judgment) shall bear interest payable on demand at a rate per annum of five (5%) percent in excess of the rate of interest that would otherwise be charged to Borrower thereunder, for so long as the Event of Default remains uncured.

     9.  JURY TRIAL WAIVER.  IT IS MUTUALLY AGREED BY BANK AND BORROWER THAT
THE RESPECTIVE PARTIES HERETO SHALL AND HEREBY DO WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, COUNTERCLAIM, OBJECTION TO CLAIM IN A BANKRUPTCY CASE, OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES HERETO AGAINST ANY OF THE OTHERS ON ANY MATTER WHATSOEVER ARISING OUT OF, RELATED TO, OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND/OR THE TRANSACTIONS OR DOCUMENTS CONTEMPLATED HEREBY. WITHOUT IN ANY WAY LIMITING THE SCOPE OR EFFECT OF THE FOREGOING WAIVER OF THE JURY TRIAL RIGHT, THE PARTIES HERETO SPECIFICALLY AGREE THAT SUCH WAIVER SHALL BE EFFECTIVE IN ANY ACTION ARISING OUT OF OR RELATED TO: (A) ANY ALLEGED ORAL PROMISE OR COMMITMENT BY BANK, (B) ANY ALLEGED MODIFICATION OR AMENDMENT OF THIS AGREEMENT AND/OR THE TRANSACTIONS OR DOCUMENTS CONTEMPLATED HEREBY, WHETHER IN WRITING, ORAL, OR BY ALLEGED CONDUCT; (C) ANY ENFORCEMENT OF THIS AGREEMENT AND/OR THE TRANSACTIONS OR DOCUMENTS CONTEMPLATED HEREBY, AND (D) ANY REPOSSESSION, TAKING OF POSSESSION, OR DISPOSITION OF COLLATERAL SECURING THE INDEBTEDNESS EVIDENCED BY THIS AGREEMENT AND/OR THE TRANSACTIONS OR DOCUMENTS CONTEMPLATED HEREBY. WITHOUT IN ANY WAY LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY ARE WAIVED BY OPERATION OF THIS PARAGRAPH AS TO ANY ACTION, COUNTERCLAIM, OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT AND/OR THE TRANSACTIONS OR DOCUMENTS CONTEMPLATED HEREBY OR ANY PROVISION THEREOF.

     10. CONSENT TO JURISDICTION. Borrower and Bank agree that any judicial action or proceeding to enforce or arising out of this Agreement may, subject to the provisions of Section 9 hereof, be commenced in any court of the State of Maine or in the District Court of the United States for the District of Maine.

     11. TERMINATION AND EXPIRATION NOT TO AFFECT BANK'S RIGHTS. Unless and until all Loans made by Bank to Borrower hereunder and all other Obligations and commitments of Bank under which an

Obligation could arise, outstanding as of the time of the termination or expiration of this Agreement, have been paid in full (and, in the case of such commitments, have been terminated), such termination or expiration shall in no way affect the rights and powers herein granted to Bank, and until such payment in full (and termination) all rights and powers herein granted to Bank in and all liabilities, obligations and agreements of Borrower hereunder, shall remain in full force and effect. Until all of the Obligations have been fully paid and satisfied and all commitments of Bank under which an Obligation could arise have expired, Borrower shall continue to fully comply with the terms and conditions of this Agreement as herein provided. Prior to such payment in full of all of the Obligations and the simultaneous termination of all of such commitments by Bank, Borrower's obligations under this Agreement shall constitute a continuing agreement in every respect.

     12. ADDRESSES FOR NOTICES, ETC. Unless otherwise specified herein, all notices and other communications provided for hereunder shall be in writing, shall become effective when received, shall be delivered by registered or certified mail, return receipt requested, postage prepaid, or by telecopy, (with prompt confirmation by first class mail, postage prepaid) or by express courier, and shall be addressed as follows:

          (i) if to the Borrower, at its address at:

                 Control Devices, Inc.
                 Route 25
                 Standish, Maine 04084

                 Attention: Bruce D. Atkinson, President


          (ii) if to the Bank at its address at:

                      Fleet Bank of Maine
                      Two Portland Square
                      P.O. Box 1280
                      Portland, Maine 04104
                      Attn: Peter Sylvestre,
                            Vice President
                            or

          (iii) as to each party, at such other address as such party shall have designated by written notice to all other parties.

     13.  MISCELLANEOUS.

     (a) No delay or omission on the part of Bank in exercising any rights shall operate as a waiver of such right or any other right. Waiver on any one occasion shall not be construed as a bar to or waiver of any right or remedy on any future or other occasion. All of Bank's rights and remedies, whether evidenced hereby or by any other agreement, instrument or paper, shall be cumulative and may be exercised singularly or concurrently.

     (b) Bank is authorized to make loans under the terms of this Agreement upon the request, either written or oral, in the name of Borrower or any authorized person whose name appears at the end of this Agreement or of any persons from time to time holding the offices of Chief Executive Officer, President or Treasurer of Borrower or of such other officers and authorized signatories as may from time to time be set forth in any banking and borrowing resolutions, or of any other agents or officers with apparent authority to act for Borrower in requesting loans hereunder.

     (c) If at any time or times by assignment or otherwise, Bank assigns this Agreement, such assignment shall carry with it Bank's powers and rights under this Agreement, and the transferee shall become vested with said powers and rights whether or not they are specifically referred to in the transfer. Bank shall notify Borrower of any assignment, partial assignment or transfer by Bank of this Agreement or of the Obligations of Borrower.

     (d) Borrower agrees that any and all loans made by Bank to Borrower or for its account under this Agreement shall be conclusively deemed to have been authorized by Borrower and to have been made pursuant to duly authorized requests therefor on its behalf.

     (e) Unless otherwise defined in this Agreement, capitalized words shall have the meanings set forth in the Uniform Commercial Code as in effect in the State of Maine as of the date of this Agreement.

     (f) Any paragraph and section headings used in this Agreement are for convenience only, and shall not affect the meaning or construction of this Agreement. If one or more provisions of this Agreement (or the application thereof) shall be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall not affect in any way the validity, legality or enforceability of such provision (or its application) in any other jurisdiction or of any other provision of this Agreement (or its application) in any jurisdiction. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes any prior written or verbal communications or instruments relating thereto.

     (g) All notices and other communications hereunder shall be made by hand delivery, telecopier, overnight courier, or certified or registered mail, return receipt requested, and shall be deemed to be received by the party to whom sent upon delivery, if delivered by hand or sent by telecopier; one business day after sending, if sent by overnight courier; and three business days after mailing, if sent by certified or registered mail. All such notices shall be deemed given upon such deemed receipt. All such notices and other communications to a party hereto shall be addressed to such party at the address set forth in this Agreement (or to such other address as such party may designate for itself in a notice to the other party given in accordance with this section) and shall be sent postage and other charges prepaid.

     (h) By signing below, Borrower agrees and acknowledges that, under Maine law, no promise, contract, or agreement to lend money, extend credit, forbear from collection of debt or make any other accommodation for the repayment of a debt for more than $250,000 may be enforced against Bank unless the promise, contract, or agreement (or some memorandum or note thereof) is in writing and signed by Bank.

     (i) To the extent that there is an inconsistency between this Agreement and the commitment letter of Bank which has been accepted by Borrower, then the terms of this Agreement shall prevail.

     (j) This Agreement, and the documents related thereto, are being executed and delivered by Borrower in Portland, Maine, and the laws of the State of Maine shall govern the interpretation, enforcement and construction of this Agreement and the of rights and duties of the parties hereto. This Agreement shall take effect as a sealed instrument and shall be effective as of the date first set forth above.

     IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written, regardless of the actual date of execution and delivery.

WITNESS:                               CONTROL DEVICES, INC.



______________________________         By:______________________________
                                          Print Name:___________________
                                          Its:__________________________


                                       FLEET BANK OF MAINE

_______________________________        By:__________________________
                                          Peter Sylvestre
                                          Its Vice President

                                 SCHEDULES


     The following Schedules to the Loan Agreement to which they are attached are respectively described in the section indicated. Those Schedules in which no information has been inserted shall be deemed to read "None".

                                  SCHEDULE A
                                  ----------


1.  Other Jurisdictions In Which Borrower is Qualified ((S) 2(a))







2.  Borrower's Shareholders and Their Respective Interests ((S) 2(d)).

                                 SCHEDULE B
                                 ----------

                                 Subsidiaries ((S) 2(a))


                                               Qualified in
           Jurisdiction of            Percent   These Other
Name        Incorporation   Address    Owned   Jurisdictions
----       ---------------  -------   -------  -------------

                                  SCHEDULE C
                                  ----------

                  Other Encumbrances and Liens ((S) 2(e)(i))

1.

   Secured Party             Description of            Payment Terms and
   or Mortgagee               of Collateral            Dates of Maturity
   ------------              --------------            -----------------



2.  Other encumbrances:

                                  SCHEDULE D
                                  ----------

                             Leases ((S) 2(e)(ii))

                                    Description               Date of Lease
     Lessor                         of Property                  and Term
     ------                         -----------               -------------

                                  SCHEDULE E
                                  ----------


                  Litigation and Other Proceedings ((S) 2(h))